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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
 (Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

PRIMA ENERGY CORPORATION
 (Name of Subject Company (Issuer))

PETRO-CANADA
PETRO-CANADA (US) HOLDINGS LTD.
RAVEN ACQUISITION CORP.
 (Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.015 PER SHARE
 (including associated rights)
(Title of Class of Securities)

741901201
(CUSIP Number of Class of Securities)

Hugh L. Hooker
Associate General Counsel and Corporate Secretary
c/o Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Marilyn Mooney, Esq.
Roy L. Goldman, Esq.
Fulbright & Jaworski L.L.P.
Market Square
801 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2623
Telephone: (202) 662-0200
Telecopier: (202) 662-4643

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee*
Not applicable	Not applicable
*
As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[    ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID: N/A                                        FILING PARTY: N/A

      FORM OR REGISTRATION NO.: N/A                                        DATE FILED: N/A

        ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit 99.1	Press Release dated June 9, 2004.
Exhibit 99.2	Information Fact Sheets Regarding the Acquisition of Prima Energy Corporation dated June 2004.

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EXHIBIT INDEX